Clever Leaves Holdings Inc.
6501 Congress Ave, Suite 240
Boca Raton, FL 33487
February 9, 2022
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeff Gabor
Re:    Clever Leaves Holdings Inc.
Registration Statement on Form S-3 (File No. 333-262183)

REQUEST FOR ACCELERATION OF EFFECTIVENESS
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Clever Leaves Holdings Inc. hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that it may become effective at 9:00 a.m., Washington, D.C. time, on February 11, 2022, or as soon thereafter as practicable.
We request that we be notified of such effectiveness by telephone call to Pamela Marcogliese of Freshfields Bruckhaus Deringer US LLP at (212) 277-4016.
Very truly yours,
Clever Leaves Holdings Inc.
By: /s/ David Kastin
David Kastin
General Counsel and Corporate Secretary

cc: Pamela Marcogliese, Freshfields Bruckhaus Deringer US LLP